UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 1)

                               SUPERIOR ESSEX INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86815V105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 19, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [  ]       Rule 13d-1(b)

             [  ]       Rule 13d-1(c)

             [  ]       Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86815V105                                       13G/A

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Greenwater Holdings, Ltd.
      98-0409711

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a  [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

                   5     SOLE VOTING POWER

                         1,241,318

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            0
 OWNED BY EACH
 REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH
                         1,241,318

                   8     SHARED DISPOSITIVE POWER

                         0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,241,318

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.25%

12    TYPE OF REPORTING PERSON*

      OO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Heller International Group, Inc.
      36-3856752

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                   5     SOLE VOTING POWER

                         Disclaimed (See 9 below)

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            Disclaimed (See 9 below)
 OWNED BY EACH
 REPORTING PERSON  7     SOLE DISPOSITIVE POWER
 WITH
                         Disclaimed (See 9 below)

                   8     SHARED DISPOSITIVE POWER

                         Disclaimed (See 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares is disclaimed by Heller International Group, Inc.

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Not applicable (See 9 above)

12    TYPE OF REPORTING PERSON*

      CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Heller Financial, Inc.
      36-1208070

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                   5     SOLE VOTING POWER

                         Disclaimed (See 9 below)

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            Disclaimed (See 9 below)
 OWNED BY EACH
 REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH
                         Disclaimed (See 9 below)

                   8     SHARED DISPOSITIVE POWER

                         Disclaimed (See 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares is disclaimed by Heller Financial, Inc.

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Not applicable (See 9 above)

12    TYPE OF REPORTING PERSON*

      CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      General Electric Capital Corporation
      13-1500700

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                   5     SOLE VOTING POWER

                         Disclaimed (See 9 below)

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            Disclaimed (See 9 below)
 OWNED BY EACH
 REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH
                         Disclaimed (See 9 below)

                   8     SHARED DISPOSITIVE POWER

                         Disclaimed (See 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares is disclaimed by General Electric Capital Corporation

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Not applicable (See 9 above)

12    TYPE OF REPORTING PERSON*

      CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      General Electric Capital Services, Inc.
      06-1109503

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                   5     SOLE VOTING POWER

                         Disclaimed (See 9 below)

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            Disclaimed (See 9 below)
 OWNED BY EACH
 REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH
                         Disclaimed (See 9 below)

                   8     SHARED DISPOSITIVE POWER

                         Disclaimed (See 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares is disclaimed by General Electric Capital Services Inc.

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Not applicable (See 9 above)

12    TYPE OF REPORTING PERSON*

      CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      General Electric Company
      14-0689340

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                          (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

                   5     SOLE VOTING POWER

                         Disclaimed (See 9 below)

 NUMBER OF         6     SHARED VOTING POWER
 SHARES
 BENEFICIALLY            Disclaimed (See 9 below)
 OWNED BY EACH
 REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH
                         Disclaimed (See 9 below)

                   8     SHARED DISPOSITIVE POWER

                         Disclaimed (See 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares is disclaimed by General Electric
      Company

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Not applicable (See 9 above)

12    TYPE OF REPORTING PERSON*

      CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

This statement is filed with respect to the shares of common stock of Superior Essex Inc. on behalf of the persons listed below and amends and supplements the
Schedule 13G filed on February 14, 2005 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a)         Name of Person Filing.

                  This Schedule 13G is being filed on behalf of each of the following persons (each, a "Reporting Person"):

                  (i) Greenwater Holdings, Ltd. ("GHL");

                  (ii) Heller International Group, Inc. ("RIG");

                  (iii) Heller Financial, Inc. ("HFI");

                  (iv) General Electric Capital Corporation ("GE Capital");

                  (v) General Electric Capital Services, Inc. ("GECS"); and

                  (vi) General Electric Company ("GE").

                  This statement relates to shares held directly by GHL.

                  HIG is the parent company of GHL.

                  HFI is the parent company of HIG.

                  GE Capital is the parent company of HFI.

                  GECS is the parent company of GE Capital.

                  GE is the parent company of GECS.

Item 2(b)         Address of Principal Business Office, or, if none, Residence.

         The address of the principal business office of GHL is 201 Merritt 7, Norwalk, CT, 06856.

         The address of the principal business office of HIG and HFI is 500 W. Monroe Street, Chicago, IL, 60661.

         The address of the principal business office of GE Capital and GECS is: c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.

         The address of GE's principal business office is at 3135 Easton Turnpike, Fairfield, CT 06431.

Item 4            Ownership.

                  Ownership as of July 19, 2005 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

                  Each of HIG, HFI, GE Capital, GECS and GE hereby disclaims beneficial ownership of the Shares.

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 11, 2005                 GREENWATER HOLDINGS, LTD

                                              By:  /S/ Barbara A. Lane
                                              Name:  Barbara A. Lane
                                              Title:  Director

Date:    August 11, 2005                 HELLER INTERNATIONAL GROUP, INC.

                                              By:  /S/ Clifford M. Warren
                                              Name:  Clifford M. Warren
                                              Title:  Director and President

Date:    August 11, 2005                 HELLER FINANCIAL, INC.

                                              By:  /S/ Clifford M. Warren
                                              Name:  Clifford M. Warren
                                              Title:  Director

Date:    August 11, 2005                 GENERAL ELECTRIC CAPITAL CORPORATION

                                              By:  /S/ Michael A. Gaudino
                                              Name:  Michael A. Gaudino
                                              Title:  Vice President

Date:    August 11, 2005                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                              By:  /S/ Barbara A. Lane
                                              Name:  Barbara A. Lane
                                              Title:  Attorney-in-Fact

Date:    August 11, 2005                 GENERAL ELECTRIC COMPANY

                                              By:  /S/ Barbara A. Lane
                                              Name:  Barbara A. Lane
                                              Title:  Attorney-in-Fact